

Pamela Miller

Paralegal at Bernard, Cassisa, Eliott & Davis

Greater New Orleans Area

Message  **...**

Bernard, Cassisa, Eliott & Davis

LSU

 **See contact info**

 **199 connections**

Experience

Paralegal
Bernard, Cassisa, Eliott & Davis
Sep 2009 – Present · 9 yrs 3 mos
Covington, LA

Member Board Of Directors
Curtiss Motorcycle Co.
1991 – 2017 · 26 yrs

Paralegal
McCranie, Sistrunk, Anzelmo, Hardy, Maxwell & McDaniel
Feb 2003 – Sep 2009 · 6 yrs 8 mos
Covington, LA

Paralegal
Aubert & Pajares
1999 – 2002 · 3 yrs

Education

 **LSU**

Skills & Endorsements

Commercial Litigation · 8
aaditya sharma and 7 connections have given endorsements for this skill

Civil Litigation · 6
Danny Adams, CCISM and 5 connections have given endorsements for this skill

Litigation · 5



Endorsed by **Brett Bollinger, who is highly skilled at this**

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